¢	¢

Annual General Meeting of

E-Commerce China Dangdang Inc.

Date:	November 12, 2012
See Voting Instruction On Reverse Side.

 Please make your marks like this: ☒ Use pen only

	For	Against	Abstain

Resolution
1. 2.

Approval and/or ratification of the Company’s resumption of implementing its 2004 share incentive plan (the “2004 Plan”) which was adopted in 2004 and suspended on November 15, 2010, the date of effectiveness of the Company’s 2010 share incentive plan, only to the extent that Class A common shares of the Company underlying the awards forfeited after November 15, 2010 shall revive and be available for issuance pursuant to future awards under the 2004 Plan, and with amendments made to the 2004 Plan as set forth in Exhibit A attached hereto, reflecting (i) the extension of the term of the 2004 Plan and the maximum term of the options and other incentive shares that may be granted thereunder, and (ii) other changes necessary and appropriate for the Company being a public company.

Authorization of each of the directors to take any and every action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

	☐ ☐	☐ ☐	☐ ☐

¢	Authorized Signatures - This section must be completed for your instructions to be executed.	¢

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Exhibit 99.4

Annual General Meeting of E-Commerce China Dangdang Inc.

to be held November 12, 2012

For Holders as of October 22, 2012

•	Mark, sign and date your Voting Instruction Form.

•	Detach your Voting Instruction Form.

•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, New York City time on November 6, 2012.

PROXY TABULATOR FOR

E-COMMERCE CHINA DANGDANG INC.

P.O. BOX 8016

CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2012 Mediant Communications LLC. All Rights Reserved

E-COMMERCE CHINA DANGDANG INC.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 pm New York City time on November 6, 2012)

The undersigned registered holder of American Depositary Receipts of E-Commerce China Dangdang Inc. hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by each such American Depositary Receipt that is registered in the name of the undersigned on the books of the Depositary as of the close of business on October 22, 2012 at the Annual General Meeting of the Shareholders of E-Commerce China Dangdang Inc. to be held on November 12, 2012 in People’s Republic of China.

NOTE:

1.       Please direct the Depositary as to how it is to vote by marking X in the appropriate box opposite each resolution. It is understood that, if this form is signed and returned without the boxes being properly marked, then a discretionary proxy will be given to a person designated by the Company.

2.       It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)